EXHIBIT 99.1

[BANK OF MARIN BANCORP LETTERHEAD]

July 24, 2007

Dear Shareholder:

As you are aware, Bank of Marin completed its holding company reorganization as of July 1, 2007.  Therefore Bank of Marin Bancorp (“Bancorp”) is now the holding company for Bank of Marin. As part of the holding company reorganization, the Board of Directors of Bank of Marin redeemed the preferred share purchase rights under Bank of Marin’s Rights Agreement dated as of August 11, 2003.

Bancorp’s Board of Directors has adopted a substitute Rights Agreement and has unanimously declared a dividend of one preferred share purchase right for each of the outstanding shares of common stock of Bank of Marin Bancorp.  In the judgment of the Board, the share purchase rights are in the best interests of the Company's shareholders and will help to protect the long-term value of your investment in the Company.  This dividend of share purchase rights is made pursuant to the Bank of Marin Bancorp Rights Agreement dated as of July 2, 2007 (the “Rights Agreement”), which replaces the Bank of Marin Rights Agreement.

Close of business yesterday was the record date for purposes of distributing the new Rights. If you have any questions after reviewing the attached “Summary of Rights to Purchase Preferred Shares,” please contact me at (415) 763-4522 or Nancy Boatright, Vice President and Corporate Secretary at (415) 763-4523.

Sincerely,

Russell A. Colombo
President and Chief Executive Officer